OMB APPROVAL
OMB Number: 3235-0123
Expires: May 31, 2017
Estimated average burden hours per response...... 12.00

17005018

SEC Mail Processing Section FEB 28 2017 Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35136

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AVM, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Yamato Road, Suite 300
(No. and Street)

Boca Raton (City) Florida (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yelena Anuar 561-544-4400 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 North Wacker Drive (Address) Chicago (City) Illinois (State) 60606-1787 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yelena Anuar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVM, L.P., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF FLORIDA
COUNTY OF PALM BEACH
2-24-17

Signature

Chief Financial Officer
Title

Catherine Bell
Notary Public

CATHERINE BELL
MY COMMISSION # FF 969999
EXPIRES: July 10, 2020
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm

The General Partner
AVM, L.P.

We have audited the accompanying consolidated statement of financial condition of AVM, L.P. (the Partnership) as of December 31, 2016. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of AVM, L.P. at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
February 24, 2017

Consolidated Statement of Financial Condition

AVM, L.P.
(an Illinois limited partnership)

Notes to Consolidated Statement of Financial Condition

December 31, 2016		
		(in thousands)
Assets		
Cash	$	517
Cash segregated in special reserve account for the exclusive benefit of customers		1,384
Due from brokers and clearing organizations		19,020
Securities purchased under agreements to resell		72,055
Receivables from affiliates		4,226
Furniture, equipment, and software, net		4,234
Other assets		1,244
Total assets	$	102,680
Liabilities and Partners' Capital		
Liabilities		
Due to brokers and clearing organizations	$	318
Securities sold under agreements to repurchase		72,061
Customer payables		16
Accrued compensation		1,179
Accrued expenses		835
Payables to affiliates and other		407
Capital withdrawals payable		5,000
Total liabilities		79,816
General Partner		599
Class A Limited Partners		22,265
Partners' capital		22,864
Total liabilities and partners' capital	$	102,680

See accompanying notes to consolidated statement of financial condition.

1. Summary of Significant Accounting Policies

Organization and Business

AVM, L.P. ("AVM") is an institutional broker-dealer trading in U.S. government and other fixed income securities and derivatives. AVM's core business is the provision of introducing broker services to sophisticated, institutional customers. AVM also assists its clients with obtaining access to securities financing (e.g., via repurchase arrangements), and performs collateral management, as well as clearing and other operational services, to certain customers. AVM generally offers brokerage services on a non-discretionary, agency basis and generally does not serve in a principal capacity to its customers (although AVM may act in a riskless principal capacity on certain securities transactions). AVM conducts both its securities and futures interest businesses with other broker-dealers on a fully disclosed basis. AVM is registered with the Securities and Exchange Commission ("SEC") and as an introducing broker with the Commodity Futures Trading Commission ("CFTC"). AVM is a member of the Financial Industry Regulatory Authority ("FINRA"), the Mortgage-Backed Securities Clearing Corporation, and the Government Securities Clearing Corporation.

Basis of Preparation

The consolidated statement of financial condition includes the accounts of AVM and AVM Financial Limited ("AVM Financial"), AVM's wholly-owned subsidiary (collectively, the "Partnership"). AVM Financial is a broker-dealer located in the United Kingdom and is registered with the Financial Conduct Authority ("FCA"). AVM Financial provides AVM with a presence in the European markets and the ability to provide investor relations services to AVM's European customers. All intercompany balances and transactions are eliminated in consolidation. The functional currency of AVM Financial is U.S. dollars.

The consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and is stated in U.S. dollars.

Cash

Cash includes cash held at banks. The amount held, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Due from/to Brokers and Clearing Organizations

Due from brokers and clearing organizations consists of cash and deposits held at these organizations as well as receivables for unsettled trades. Due to brokers and clearing organizations consists of balances payable to other brokers in the ordinary course of business.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") or sales of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The securities underlying the repurchase and reverse repurchase agreements include U.S. Treasury and agency obligations and mortgage-backed securities.

In a reverse repurchase agreement, it is the policy of the Partnership to obtain possession or control of collateral with a market value equal to or in excess of the amounts purchased under agreements to resell. To ensure the market value of the underlying collateral remains sufficient, this collateral is valued daily with additional collateral obtained or excess collateral returned when appropriate, as required by contractual provisions.

In a repurchase agreement, if the counterparty does not return the securities, the Partnership may incur a loss equal to the amount by which the market value of the securities on the date of nonperformance, plus (less) any margin deposits pledged (held), exceeds the contract amount.

Furniture, Equipment, and Software, net

Furniture, equipment, and software, are stated at cost and depreciated over estimated useful lives of three to seven years using a straight-line method. Leasehold improvements are amortized over the shorter of the economic useful life of the improvements or the term of the lease using a straight-line method. AVM capitalizes the qualifying costs incurred during the application development phase for internally developed software. Such internally developed software is amortized on a straight-line basis over the estimated useful life of three years beginning when such software is placed into service.

Income Taxes

No provision for Federal, state and local income taxes has been made in the accompanying consolidated statement of financial condition, as individual partners are responsible for their proportionate share of the Partnership's taxable income. Interest and other income realized by the Partnership from non-U.S. sources and capital gains realized on the sale of securities of non-U.S. issuers may be subject to withholding and other taxes levied by the jurisdiction in which the income or gain is sourced.

Regarding AVM Financial, a provision is made for corporate tax at the current statutory rates on the excess of taxable income over allowable expenses. Deferred taxation is provided on all timing differences that have originated but not reversed by the balance sheet date other than those differences regarded as permanent. An asset is not recognized to the extent that the transfer of economic benefits in the future is uncertain. Any deferred tax assets and liabilities recognized are provided at the average rate of tax expected to apply when the asset and liability crystallizes and are not discounted. As of December 31, 2016, there are no deferred tax assets or liabilities to be recorded in the consolidated statement of financial condition.

The Partnership recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Partnership measures the tax benefit as the largest amount of benefit that is greater than 50% likely being realized upon ultimate settlement. The Partnership is subject to potential examination by taxing authorities in various jurisdictions. The open tax years under potential examination vary by jurisdiction. As of December 31, 2016, there was no impact to the consolidated statement of financial condition relating to accounting for uncertainty in income taxes.

Capital Withdrawals

Capital withdrawals are recognized as liabilities when the amounts for withdrawals become fixed and determinable and are to be paid within the month following the date of the consolidated statement of financial condition.

Estimates

The preparation of the consolidated statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Recent Accounting Pronouncement

On February 25, 2015, FASB issued ASU 2016-02, Leases. The main difference between existing lease accounting guidance and the updated standard is that operating leases will now be recorded as assets and liabilities in the consolidated statement of financial condition. The new standard will be effective for non-public entities beginning on January 1, 2020; however, early adoption is permitted. The Partnership is currently evaluating the impact on its consolidated financial statements upon adoption of this new standard.

2. Significant Risk Factors

In the normal course of business, the Partnership enters into transactions in various financial instruments. The Partnership's financial instruments are subject to, but are not limited to, the following risks:

Credit Risk

Credit risk represents the potential loss that the Partnership would incur if the counterparties failed to perform pursuant to the terms of their obligations to the Partnership. The Partnership minimizes its exposure to credit risk by conducting transactions with established, reputable financial institutions. Counterparty exposure is monitored on a regular basis.

The Partnership has an agreement with the Bank of New York Mellon Corporation to provide clearing and custodian services while carrying the Partnership's account as a customer. The Partnership clears substantially all of its trades under a fully disclosed clearing agreement with Pershing LLC ("Pershing") and has prime brokerage agreements with Citigroup Capital Markets Inc.

In the normal course of its investment activities, the Partnership may be required to pledge investments as collateral, whereby the counterparties have the right, under the terms of the trading agreements, to repledge or sell the securities if the Partnership is unable to meet its margin requirements.

Liquidity Risk

Liquidity risk represents the possibility that the Partnership may not be able to sell its positions in times of low trading volume, high volatility or financial stress at a reasonable price.

Interest Rate Risk

Interest rate risk represents the effect from a change in interest rates, which could result in an adverse change in the fair value of a financial instrument.

Currency Risk

The Partnership is exposed to risks that the exchange rate of the U.S. dollar relative to other currencies may change in a manner which has an adverse effect on the reported value of the Partnership's assets and liabilities denominated in currencies other than the U.S. dollar.

At December 31, 2016 the Partnership is a party to a single forward foreign currency contract to sell a notional of €552,000 for U.S. dollars. The fair market value of the forward foreign currency contract is $5,000 and is included in other assets on the Consolidated Statement of Financial Condition. There was no other derivative activity during the year.

Political Risk

The Partnership is exposed to political risk to the extent that it trades securities that are listed on various U.S. and foreign exchanges and markets. The governments in any of these jurisdictions could impose restrictions, regulations or other measures, which may have a material adverse impact on the Partnership's business.

3. Segregated Cash

Cash of approximately $1,384,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

4. Partnership Agreement

At December 31, 2016, the Partnership consists of a general partner, AVM Associates, LLC, a Florida limited liability company which holds a 1% partnership interest, and Class A limited partnership interests.

5. Furniture, Equipment, and Software, net

Furniture, equipment, and software are as follows:

December 31, 2016		*(in thousands)*
Computer hardware and software	$	5,621
Furniture and fixtures		623
Leasehold improvements		2,790
		9,034
Less accumulated depreciation and amortization		(4,800)
Furniture, equipment and software, net	$	4,234

Computer hardware and software includes both purchased software and internally developed software. At December 31, 2016, capitalized costs relating to internally developed software were $2,345,000, of which $1,568,000 was placed into service.

6. Repurchase and Reverse Repurchase Agreements

The repurchase and reverse repurchase agreements, which are recorded at their contracted resale or repurchase amounts plus accrued interest, approximate their fair values due to the short-term nature of the agreements.

The Partnership primarily enters into repurchase and reverse repurchase agreements on a "match-book" basis whereby the terms and underlying securities subject to both the repurchase and reverse repurchase agreements are substantially similar. Additionally, the Partnership enters into reverse repurchase agreements with excess cash. At December 31, 2016, the Partnership obtained securities with a fair value of approximately $76,486,000 related to its reverse repurchase agreements, of which approximately $74,936,000 had been pledged in connection with its repurchase agreements. The pledged securities are comprised primarily of U.S. Treasury and Agency securities and asset-backed securities.

At December 31, 2016, the interest rates at which such agreements were executed ranged from approximately 0.61 percent to 1.25 percent, and the maturities of the repurchase and reverse repurchase agreements ranged from 4 days to 63 days. The stated maturity of securities assigned as collateral for such agreements ranged from 8 years to 31 years.

The following table sets forth the remaining maturity of repurchase agreements as of December 31, 2016. See Note 2 for the qualitative disclosure of the potential risks associated with repurchase agreements and the related collateral pledged, including obligations arising from a decline in the fair value of the collateral pledged and how risks are managed.

December 31, 2016

(in thousands)

	Overnight and continuous	Up to 30 days	30-90 days	Total
U.S. Treasury and agency securities	$ 11,364	$ 49,171	$ 11,491	$ 72,026
Cash	35	-	-	35
Total borrowings	11,399	49,171	11,491	72,061
Gross amount of recognized liabilities for repurchase agreements				$ 72,061

The Partnership has master repurchase agreements that allow the Partnership to offset amounts owed to a counterparty with amounts owed from the same counterparty, including any collateral,

in the event the counterparty defaults. The Partnership does not offset its assets and liabilities and presents items subject to such arrangements on a gross basis in the consolidated statement of financial condition.

7. Related Party Transactions

The Partnership entered into transactions (including the purchase and sale of securities and financing transactions in the form of repurchase and reverse repurchase agreements) with partners of the Partnership and parties and entities affiliated with the Partnership.

The approximate amounts relating to affiliated transactions are as follows:

As of and for the year ended December 31, 2016	*(in thousands)*
Receivables from affiliates	$ 4,226
Payables to affiliates and other	407

In February 2016, the Partnership, subject to a promissory note, lent one of its Principals (also a beneficial owner of the Partnership and the general partner of the Partnership) $600,000 at a rate of 4% per year. The loan is due in February 2018. The loan is collateralized by the Principal's ultimate capital interest in the Partnership and the Partnership's general partner, as well as certain interests in III Capital Management and an investment fund managed by III Capital Management. The loan receivable plus accrued interest is included in receivables from affiliates on the consolidated statement of financial condition.

8. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Partnership deposits with lending institutions securities it owns and securities owned by others which it holds as collateral for its borrowings.

The Partnership does not currently anticipate nonperformance by customers or counterparties and has implemented procedures to monitor its market exposure and counterparty risks. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

At December 31, 2016, the Partnership has cash and deposits of approximately $18,307,000, of which approximately $17,500,000 is held at two large financial institutions.

9. Commitments

The Partnership has obligations under operating leases for office space. One lease term is in excess of one year and all others are for one year or less. Approximate aggregate annual rentals are listed below:

	(in thousands)
2017	$ 475
2018	461
2019	472
2020	527

Thereafter		539
Total future minimum payments (a)	$	2,474

(a) Minimum rental payments have not been reduced by minimum sublease rentals of approximately $67,000 due in the future under non-cancelable subleases.

Certain office space rental agreements contain renewal options and escalation clauses.

The Partnership has an arrangement with Pershing which, among other things, provides a line of credit collateralized by securities and bears interest at floating rate. For the year ended December 31, 2016, the Partnership had no borrowings under this arrangement.

In the normal course of business, the Partnership enters into contracts that contain a variety of indemnifications. The Partnership's maximum exposure under these arrangements is not known. However, the Partnership has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

The Partnership has a non-contributory profit sharing plan covering substantially all employees who meet specific age and service requirements. The profit-sharing plan provides for annual contributions at the discretion of the partners that may not exceed the greater of $53,000 or 25 percent of eligible employee compensation.

Pending Litigation

On June 3, 2016, the Partnership received a civil summons from the US District Court for the Southern District of Florida to an alleged breach of a non-disclosure agreement entered into in 2009. The complaint relates to a potential service provider to the Partnership and not to a client of the Partnership or to the Partnership's trading activities. The Partnership believes that the complaint is without merit. The Partnership was successful in dismissing several counts of the original complaint and is working toward disposing of the rest of the case in a motion for summary judgement.

10. Regulatory Net Capital Requirements

Pursuant to the Uniform Net Capital Rule of the Securities Exchange Act of 1934, and CFTC Rule 1.17, the Partnership is required to maintain minimum net capital, as defined. The Partnership has elected to use the alternative method permitted by the rules in computing minimum net capital. Such method requires that the Partnership maintain minimum net capital equal to the greater of $250,000 or two percent of aggregate debit balances arising from customer transactions, as defined. The Partnership is required to notify its governing regulatory agencies if net capital falls below $375,000. Net capital may fluctuate on a daily basis. At December 31, 2016, the Partnership's net capital and net capital requirement are approximately $11,801,000 and $250,000, respectively.

Advances to affiliates and Equity withdrawals of the Partnership are subject to certain notifications and other provisions of the rules of the SEC and other Regulatory authorities.

11. Consolidated Subsidiary

The following is a summary of certain financial information of the Partnership's consolidated subsidiary:

December 31, 2016	AVM Financial Limited
	(in thousands)
Total assets	**$ 918**
Shareholder's equity	**452**

The shareholder's equity of AVM Financial of $452,000 is not included as capital in the computation of the Partnership's net capital, because under applicable regulations, an attorney's opinion is required stating that the assets could be distributed to the broker-dealer within 30 days. As the subsidiary's net assets would not have a material effect on the Partnership's computation of net capital pursuant to Rule 15c3-1, it is not cost beneficial at this time to pursue such inclusion.

12. Subsequent Events

In January 2017, as part of its plan to unwind its matched book financing activities ("matched book"), the Partnership unwound its remaining matched book financing transactions. As a result, all of the Partnership's securities purchased under agreements to resell and securities sold under agreements to repurchase were unwound.

The Partnership evaluated all events that occurred through the date the consolidated statement of financial condition was available to be issued. During the period, the Partnership did not have any subsequent events requiring recognition or disclosure in the consolidated statement of financial condition.

AVM, L.P.

(an Illinois limited partnership)

Consolidated Statement of

Financial Condition

December 31, 2016

AVM, L.P.

(an Illinois limited partnership)

Consolidated Statement of Financial Condition

December 31, 2016